UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE




                                                                October 29,
2019

  Via E-Mail
  Patrick S. Brown, Esq.
  Sullivan & Cromwell LLP
  1888 Century Park East, 21st Floor
  Los Angeles, CA 90067

           Re:     CIM Commercial Trust Corporation
                   Schedule TO-I
                   Filed October 22, 2019
                   SEC File No. 005-50769

  Dear Mr. Brown:

           We have reviewed your filings and have the following comments.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Schedule TO-I

  1. Please provide us your legal analysis supporting your conclusion that your tender offer is not a going private transaction subject to Rule 13e-3.

  Offer to Exchange

  Important

  2. We note your disclosure in the last paragraph that suggests the offer is not open to security holders outside the U.S. or Israel. Please provide us your support for the apparent exclusion of security holders elsewhere or revise your disclosure. Patrick S. Brown, Esq.
Sullivan & Cromwell LLP
October 29, 2019
Page 2

Terms of the Offer, page 9

3. Refer to the second paragraph of page 10. Please revise your disclosure to describe the adjustments that will be made to avoid the purchase of fractional shares.

Conditions of the Offer, page 17

4. Refer to the first condition. Please disclose any approvals, licenses, permits, etc. that you are aware are necessary to consummate the offer and the efforts you are making to obtain them.

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
& Acquisitions